Via Facsimile and U.S. Mail
Mail Stop 6010

January 9, 2009

Hongyue Hao
Chief Financial Officer
China Aoxing Pharmaceutical Company, Inc.
40 Wall Street, Floor 28
New York, NY 10005

Re: China Aoxing Pharmaceutical Company, Inc.
**   Form 10-KSB for Fiscal Year ended June 30, 2007**
**   File No. 001-32674**

Dear Mr. Hao:

        We have reviewed the November 10, 2008 response from Hui Shao to our June
18, 2008 letter and have the following comments. In our comments we ask you to
provide us with information so we may better understand your disclosure. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

Form 10-KSB for the Fiscal Year Ended June 30, 2007

Summary of Significant Accounting Policies, page F-7

1.   We acknowledge your response to prior comment two. Please tell us whether the
        fair value of the shares issued was based on the undiscounted quoted market price
        of your common stock on the date of issuance, and if not, why you believe the
        recorded amount is consistent with the requirements of SFAS 123(R). Revise the
        financial statements and related disclosures as appropriate.

Note 8. Convertible Debentures, page F-11

2.   We acknowledge your response to prior comment three. Please revise your
        proposed disclosures to clarify how you measured the fair value of each derivative
        that is required to be recorded at fair value under SFAS 133. Provide separate
        disclosures regarding the valuation of the embedded conversion features and
        warrants at the date of issuance and at each subsequent balance sheet date.

Item 8A – Controls and Procedures, page 17

3.   Please tell us how you considered the impact of the material restatements of your financial statements for the fiscal year ended June 30, 2007 on your prior conclusions regarding the effectiveness of your disclosure controls and procedures. Revise your disclosures as appropriate.

Other 1934 Act Periodic Reports

4.   Since a material restatement of the financial statements for the year ended June 30, 2007 has occurred, it would appear that an Item 4.02 8-K was required to be filed within four business days of the determination that the previously filed financial statements could no longer be relied upon. Please file the required disclosures under Item 4.02, including identification of the specific financial statements (including quarterly periods) that should no longer be relied upon.

5.   Please identify each previously filed periodic report that requires amendment, and tell us how you propose to provide the amended information.

        Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

        You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant